FORM 51-102F3
Material Change Report

Item 1	Name and Address of Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Company")

Item 2	Date of Material Change

September 19, 2005, being the date of the news release.

Item 3	News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the Toronto Stock Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Company reported results from the ongoing regional exploration of its extensive property position in San Juan and La Rioja Provinces of Argentina. This work is in addition to the ongoing drill investigation of the Quebrada del Diablo (“QDD”), Amelia Inés and Magdalena deposits which, as of the most recent resource estimate of November 2004, contain 1.43 million ounces of Measured and Indicated resources and a further 611,000 ounces of Inferred resources.

The discovery of Carlin style gold mineralization at the QDD deposit led to the initiation of a regional exploration program focused on locating similar deposits. The presence of favorable stratigraphic and structural traps are key to the formation of additional deposits. Geological mapping and silt and rock sampling are being used to identify potential buried deposits that may be expressed through the leakage of Au and other path finder indicators along structures. The Company is particularly encouraged by the presence of significant gold mineralization over an extensive range of the stratigraphic column. Positive results have been obtained from Salamanca to the North West of QDD and the following zones within the main Gualcamayo land holdings - Pirrotina Norte/Pirrotina, Mina San Jose, Quebrada Perdida and Quebrada Finada areas (see Figure 1 attached). These areas lie along an East-West structural corridor that incorporates the main QDD zones and extends for more than 20km. The strong East-West structural control to gold is similar to the structures recognized at QDD. A detailed aeromagnetic survey anticipated to commence shortly will assist in defining structural trends, identifying buried intrusives and magnetic mineralization.

Item 5	Full Description of Material Change

Please see attached news release.

Item 6.		Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7		Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8		Senior Officer/Director

	Contact:	Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9.		Date Of Report

DATED at Vancouver, BC, this 19th day of September, 2005.

Viceroy Exploration Ltd.	News Release #2005.16 TSX: VYE OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

NEWS RELEASE

VICEROY REPORTS RESULTS FROM ITS
REGIONAL EXPLORATION PROGRAM AT GUALCAMAYO

Vancouver, British Columbia, September, 19, 2005 - Viceroy Exploration Ltd. (the "Company") is pleased to report results from the ongoing regional exploration of its extensive property position in San Juan and La Rioja Provinces of Argentina. This work is in addition to the ongoing drill investigation of the Quebrada del Diablo (“QDD”) , Amelia Inés and Magdalena deposits which, as of the most recent resource estimate of November 2004, contain 1.43 million ounces of Measured and Indicated resources and a further 611,000 ounces of Inferred resources.

The discovery of Carlin style gold mineralization at the QDD deposit led to the initiation of a regional exploration program focused on locating similar deposits. The presence of favorable stratigraphic and structural traps are key to the formation of additional deposits. Geological mapping and silt and rock sampling are being used to identify potential buried deposits that may be expressed through the leakage of Au and other path finder indicators along structures. The Company is particularly encouraged by the presence of significant gold mineralization over an extensive range of the stratigraphic column. Positive results have been obtained from Salamanca to the North West of QDD and the following zones within the main Gualcamayo land holdings - Pirrotina Norte/Pirrotina, Mina San Jose, Quebrada Perdida and Quebrada Finada areas (see Figure 1 attached). These areas lie along an East-West structural corridor that incorporates the main QDD zones and extends for more than 20km. The strong East-West structural control to gold is similar to the structures recognized at QDD. A detailed aeromagnetic survey anticipated to commence shortly will assist in defining structural trends, identifying buried intrusives and magnetic mineralization.

SALAMANCA

A thorough review of the Salamanca target, including the historical drilling records and new sampling and geological mapping, indicates a structurally controlled target with a minimum strike length of 1100 meters. Gold values from historical drill holes by Viceroy Resources Corporation include 36.4 m of 2.15 gpt (S96-4), 41 m of 1.8 gpt (S97-3) and 69.9 m of 1.8 gpt (S97-5) (see Figure 2 attached). Gold-bearing mineralization is hosted in Tertiary age clastic sediments and Paleozoic carbonates that are in contact along a thrust fault. Mapping and drill hole data indicate that the clastic sediments underlying the carbonates are the preferred host. With this model as a guide, the strike length and depth of the mineralized zone will be further tested by a minimum of four drill holes planned for this fall upon completion of road and drill pad construction.

PIRROTINA AND PIRROTINA NORTE

Mapping and sampling in the Pirrotina and Pirrotina Norte target areas have returned encouraging values and identified an extensive alteration system within Trapiche clastic sediments which overlie the favorable San Juan carbonates that host the QDD deposit. In the Pirrotina Norte target massive pyrrhotite mineralization in outcrop and boulders have returned values of 2.6 g/t Au and 2.9 g/t Au and have associated metals that are indicative of a reduced skarn type of gold deposit. Table 1 below and Figure 3 (attached) indicate the significant values returned from this area. The upcoming airborne magnetic survey should assist in defining drill targets on this mineralization. The location is accessible for drilling with only limited road building required.

Table 1

Sample #	UTM E	UTM N	Au ppb*	Type
17-1525	2532216	6715011	2960	rock
43-0400	2532173	6715101	1200	rock
17-1347	2532258	6715205	1480	float
17-1348	2532197	6715012	990	rock
17-1294	2532293	6715025	2560	float
45-173	2532491	6715085	2450	rock
45-167	2532255	6714590	3320	rock
17-1676	2532217	6715015	1580	rock
*1000ppb =1g/t

MINA SAN JOSE

At the Mina San Jose target gold values as high as 27.4 gpt and 10.3 gpt have been obtained from east-west striking fractures and shear zones cutting clastic sediments and porphyry. Recent mapping and sampling (see Table 2 below and Figure 4 attached) indicate that the gold-bearing structures occur within an area that is at least 400 m by 200 m. The Company is awaiting results of additional sampling and, subject to the results, construction of road access will commence. The area will require about one km of new road to obtain drill access.

Table 2

Sample #	UTM E	UTM N	Au ppb*	Type
43-0343	2530159	6714607	8740	rock
43-0359	2530049	6714677	3160	rock
17-1439	2530122	6714432	27430	rock
17-1437	2530026	6714532	10310	rock
44-0275	2530103	6714430	1770	rock
17-1380	2530019	6714448	3250	rock
42-0212	2530034	6714653	2000	rock
42-0213	2529964	6714680	2230	rock
42-211	2530066	6714769	520	rock
17-1658	2530080	6714759	780	rock
*1000ppb =1g/t

QUEBRADA PERDIDA

Gold values of up to 4.62 gpt have been obtained from silt samples taken along the 1.5 km length of Quebrada Perdida. A recent follow-up mapping and sampling program identified argillically altered porphyry and clastic sediments with gold values of up to 5.99 gpt. Table 3 below and Figure 5 (attached) indicate the significant values returned from this area. A program of detailed rock and silt sampling is underway to further define the target.

Table 3

Sample #	UTM E	UTM N	Au ppb*	Type
25-014	2528837	6713191	798	silt
25-016	2528731	6712974	529	silt
17-1626	2528433	6712774	4620	silt
25-013	2528970	6713300	1334	silt
10-355	2528418	6712759	1515	silt
45-001	2529072	6713263	2960	rock
45-002	2529075	6713264	5990	rock
17-1406	2529325	6713407	1030	rock
17-1422	2529040	6713302	1590	rock
17-1427	2529417	6713238	1100	rock
6-1615	2529034	6713196	1649	rock
*1000ppb =1g/t

QUEBRADA FINADA

Quebrada Finada is located to the east of the currently defined boundaries of the QDD deposit. Anomalous gold values obtained from rock samples (see Table 4 below and Figure 6 attached) taken from the Quebrada may be indicative of an eastward continuation of gold mineralization along the QDD structural corridor. This hypothesis is currently being tested by additional sampling.

Table 4

Sample #	UTM E	UTM N	Au ppb*	Type
17-1584	2537208	6714154	1420	rock
17-1596	2536836	6714536	1750	rock
17-1598	2536822	6714531	190	rock
43-423	2537201	6714174	270	rock
35-046	2537755	6715006	510	rock
35-047	2537902	6715090	530	rock
*1000ppb =1g/t

The Company is extremely encouraged with the results of this ongoing program. The widespread nature of the mineralization together with the significant values returned indicate that the regional potential at Gualcamayo is significant. The Company plans to continue with the current program including more extensive sampling and geological mapping. A limited drill program at Salamanca and Pirrotina is planned to commence late this year. Subsequent to the upcoming Aeromag survey further drilling will be planned for later this year and in early 2006.

The drill program at the main QDD deposit is also continuing and the next set of results are expected within the next two weeks.

Quality Control

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and advancement of its 100%-owned Gualcamayo project, in San Juan Province, Argentina. As stated in News Release #2004.21, dated Nov. 11, 2004, the main resource lies within the QDD zone and the most recent resource estimate includes a Measured and Indicated resource of 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cutoff grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as Inferred. The nearby Amelia Inés deposit is estimated to contain a Measured and Indicated resource of 2.1 million tonnes of 2.82 g/t Au (192,000 ounces), also using a 0.5 g/t Au cutoff. The combined Inferred resources for Amelia Inés and the adjacent Magdalena deposit amount to 2.9 million tonnes of 1.88 g/t Au (176,000 ounces).

For further information contact:

Patrick G. Downey, P. Eng., President and CEO

604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.